Exhibit 99.1

St. John's, NL – June 26, 2020

FORTIS UTILITY TUCSON ELECTRIC POWER SETS TARGET TO REDUCE

CARBON EMISSIONS BY 80 PERCENT BY 2035

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced that its utility Tucson Electric Power ("TEP") in Arizona has set a target to reduce carbon emissions by 80% by 2035. Details of the clean energy targets are included in the utility's 2020 Integrated Resource Plan ("IRP" or the "Plan") which will be filed today with the Arizona Corporation Commission.

Key elements of the Plan

•	2,457 megawatts ("MW") of new wind and solar power systems, including 457 MW that will be coming online over the next year
•	1,400 MW of new energy storage systems
•	A proposal to ramp down and ultimately retire TEP's two units at the coal fired Springerville Generating Station ("SGS") in 2027 and 2032. The timeline would allow TEP to reduce the plant's workforce through attrition while providing time for the company to help the local community minimize the impact of the units' retirement.
•	Eliminating the use of surface water for power generation and a 70% reduction in groundwater use
•	Continued support for energy efficiency programs to reduce usage and peak power demands

These changes will result in TEP avoiding more than 50 million tons of carbon dioxide (CO2) emissions over the next 15 years.

"TEP is accelerating its transition to cleaner energy resources through a cost-effective plan that supports reliable, affordable service from increasingly sustainable resources," said David Hutchens, CEO of TEP and Chief Operating Officer of Fortis. "We'll be reducing carbon emissions at a pace that places us at the forefront of global efforts to combat climate change."

Eliminating coal-fired resources

The Plan proposes reducing and ultimately eliminating its use of coal-fired resources. That transition is already underway, with the retirement of more than 600 MW of coal generation by June 2022 through recent and scheduled closures at the Navajo and San Juan Generating Stations. TEP also receives power from two coal-fired units at the Four Corners Generating Station that are scheduled to close in 2031.

Concern about climate change and other environmental impacts, low natural gas prices and other factors created an opportunity to evaluate the long-term use of SGS Units 1 and 2. Though reliable, the usage of the coal-fired units will be reduced and the units eventually retired. Energy from SGS Units 1 and 2 will be replaced with increased energy from wind farms, solar arrays and energy storage systems.

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Clean Energy Expansion

The Plan calls for a dramatic expansion of renewable energy resources, including some systems that are already under development. TEP is working to complete two large New Mexico wind farms and a local solar plus storage project that will more than double its community-scale clean energy resources by next year.

The IRP also calls for enough new wind and solar generating capacity to provide more than 40% of the company's power in 2030, more than 60% by 2033 and more than 70% by 2035. The expansions coincide with the planned addition of energy storage systems, which are projected to cost significantly less after 2030 than they do today.

Limiting Global Warming

TEP's CO2 emission reduction goal was developed in partnership with the University of Arizona's Institute of the Environment with input from a diverse group of customers, community leaders, local government representatives and environmental advocates, and is in line with the 2015 Paris Agreement to limit global warming to below 2 degrees Celsius. The Plan would reduce CO2 by 80% compared to 2005 levels.

Plans for coal reduction at the SGS are subject to the Arizona Corporation Commission's approval of a modified plan for timely recovery of the plant's remaining value. TEP has not yet determined what rate changes it may request or the timing of any such request.

"The Plan being set by TEP is commendable as it takes the necessary steps to deliver cleaner energy to its customers," said Barry Perry, President and CEO, Fortis Inc. "The ambitious targets are significant and impactful in terms of the overall Fortis energy mix. Upon retirement of TEP's coal-fired generation, Fortis will have a coal-free generation mix."

For more details about TEP's 2020 Integrated Resource Plan, visit tep.com/resource-planning.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $57 billion as at March 31, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian province, nine U.S. states and three Caribbean countries.

Fortis common shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com or www.sec.gov.

For more information please contact

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

248.946.3572

investorrelations@fortisinc.com

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Media Enquiries:

Ms. Karen McCarthy

Vice President, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com

Forward Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: TEP's 2035 emission reduction target and details of its Integrated Resource Plan including new planned wind and solar power systems, scheduled retirements of coal-fired generation, reduction in groundwater use and associated benefits of implementing the Plan.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such  factors or assumptions include, but are not limited to: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; and sufficient human resources to deliver service and execute the capital plan. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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